# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Capstone Holding Corp., CIK 0000887151
CUSIP: 14068E208
Title of class of securities: Common Stock, par value $0.0005 per share
Address of issuer's principal executive offices: 5141 West 122nd Street, Alsip, Illinois (IL), 60803
Date of event which requires filing of this statement: 04/22/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001841619

## Reporting persons
- 3i, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,271,220; sole dispositive power 0; shared dispositive power 1,271,220; aggregate amount beneficially owned 1,271,220 (9.9% of the class)
  Comment: As more fully described in Item 4 of this statement on Schedule 13G (this ''Schedule 13G''), such shares and percentage are based on 11,453,707 shares of common stock, par value $0.0005 per share, of the issuer (the ''Common Stock'') outstanding as of April 15, 2026, as disclosed in the issuer's Amendment No. 1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed by the issuer with the U.S. Securities and Exchange Commission (the ''SEC'') on April 17, 2026 (the ''Form 10-K/A''). Beneficial ownership consists of 1,271,220 shares of Common Stock issuable in any combination upon any (i) exercises of certain common stock purchase warrants of the issuer (the ''Warrants'') held directly by the reporting person, which exercises are subject to a 4.99% beneficial ownership limitation provision (the ''4.99 Blocker''), and (ii) conversions of senior secured convertible notes of the issuer in the principal aggregate amount of approximately $1.9 million (the ''Notes'') held directly by the reporting person, which conversions are subject to a 9.99% beneficial ownership limitation provision (the ''9.99 Blocker'').
- Tumim Stone Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 47,800; sole dispositive power 0; shared dispositive power 47,800; aggregate amount beneficially owned 47,800 (0.4% of the class)
  Comment: As more fully described in Item 4 of this Schedule 13G, such percentage is based on 11,453,707 shares of Common Stock outstanding as of April 15, 2026, as disclosed in the Form 10-K/A. Beneficial ownership consists of 47,800 shares of Common Stock directly held by the reporting person.
- 3i Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,265,915; sole dispositive power 0; shared dispositive power 1,265,915; aggregate amount beneficially owned 1,265,915 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on 11,453,707 shares of Common Stock outstanding as of April 15, 2026, as disclosed in the Form 10-K/A. Beneficial ownership consists of 47,800 shares of Common Stock indirectly held by the reporting person and 1,218,115 shares of Common Stock issuable in any combination upon any (i) exercises of Warrants held indirectly by the reporting person, which exercises are subject to a 4.99% Blocker, and (ii) conversions of the Notes held indirectly by the reporting person, which conversions are subject to a 9.99% Blocker.
- Maier Joshua Tarlow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,265,915; sole dispositive power 0; shared dispositive power 1,265,915; aggregate amount beneficially owned 1,265,915 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on 11,453,707 shares of Common Stock outstanding as of April 15, 2026, as disclosed in the Form 10-K/A. Beneficial ownership consists of 47,800 shares of Common Stock indirectly held by the reporting person and 1,218,115 shares of Common Stock issuable in any combination upon (i) any exercises of Warrants held indirectly by the reporting person, which exercises are subject to a 4.99% Blocker, and (ii) conversions of the Notes held indirectly by the reporting person, which conversions are subject to a 9.99% Blocker.

## Item 1. Issuer
Name of issuer: Capstone Holding Corp.
Address of issuer's principal executive offices: 5141 West 122nd Street, Alsip, IL 60803

## Item 2. Person Filing
Name of person filing:
(i) 3i, LP, a Delaware limited partnership ("3i");
(ii) Tumim Stone Capital LLC, a Delaware limited liability company ("Tumim");
(iii) 3i Management LLC, a Delaware limited liability company ("3i Management''); and
(iv) Maier Joshua Tarlow ("Mr. Tarlow").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 2 Wooster Street, 2nd Floor, New York, NY 10013.
Citizenship: 3i is a Delaware limited partnership. Tumim is a Delaware limited liability company. 3i Management is a Delaware limited liability company. Mr. Tarlow is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G and is incorporated herein by reference for each such Reporting Person.

The share amounts and ownership percentages, as applicable, disclosed on such cover pages as of the date of this Schedule 13G are based on 11,453,707 shares of Common Stock outstanding as of April 15, 2026, as disclosed in the Form 10-K/A. The Reporting Persons are filing this Schedule 13G as a result of 3i's delivery of a notice to the issuer on April 21, 2026, effective 61 days thereafter, to increase the Blockers in the Notes from 4.99% to 9.99%.

As of the date of this Schedule 13G, 3i holds (i) Warrants exercisable for up to 405,000 shares of Common Stock, which exercises are subject to a 4.99% Blocker, and (iii) the Notes in the principal aggregate amount of approximately $1.9 million, conversions of which are subject to a 9.99% Blocker. As of the date of this Schedule 13G, Tumim holds 47,800 shares of Common Stock.

Due to the interaction between the Blockers in each of the Warrants and the Notes, 3i may exercise the Warrants for and/or convert the Notes, in any combination, into an aggregate of 1,271,220 shares of Common Stock as a result of the triggering of the applicable 4.99% and 9.99% Blockers, each of which prohibits 3i from exercising the Warrants for, or converting the Notes into, shares of Common Stock if, as a result of such exercise or conversion, 3i, together with its affiliates and any persons acting as a group together with 3i or any of such affiliates, would beneficially own more than 4.99% or 9.99%, as applicable, of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to such exercise or conversion.

Consequently, 3i beneficially owns 1,271,220shares of Common Stock (the "3i Shares") and Tumim beneficially owns 47,800 shares of Common Stock (the "Tumim Shares", and collectively with the 3i Shares, the "Shares"). 3i has the power to dispose of and the power to vote the 3i Shares beneficially owned by it, which power may be exercised by 3i Management, the general partner of 3i. Tumim is the beneficial owner of the Tumim Shares and has the power to dispose of and the power to vote the Tumim Shares beneficially owned by it, which power may be exercised by 3i Management, the manager of Tumim. Mr. Tarlow, as the manager of 3i Management, has shared power to vote and/or dispose of the Shares beneficially owned by each of 3i, Tumim and 3i Management. Mr. Tarlow does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Tarlow may be deemed to beneficially own the Shares beneficially owned by 3i, Tumim and 3i Management, and 3i Management may be deemed to beneficially own the Shares beneficially owned by 3i and Tumim.
Percent of class:
(A) 3i: 9.99%

(B) Tumim: 0.42%

(C) 3i Management: 9.99%

(D) Mr. Tarlow: 9.99%
Sole power to vote or to direct the vote:
(A) 3i: 0.00

(B) Tumim: 0.00

(C) 3i Management: 0.00

(D) Mr. Tarlow: 0.00
Shared power to vote or to direct the vote:
(A) 3i: 1,271,220.00

(B) Tumim: 47,800.00

(C) 3i Management: 1,265,915.00

(D) Mr. Tarlow: 1,265,915.00
Sole power to dispose or to direct the disposition:
(A) 3i: 0.00

(B) Tumim: 0.00

(C) 3i Management: 0.00

(D) Mr. Tarlow: 0.00
Shared power to dispose or to direct the disposition:
(A) 3i: 1,271,220.00

(B) Tumim: 47,800.00

(C) 3i Management: 1,265,915.00

(D) Mr. Tarlow: 1,265,915.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed herewith.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- 3i, LP: /s/ Maier Joshua Tarlow, Maier Joshua Tarlow, Manager of 3i Management LLC, General Partner of 3i, LP (04/23/2026)
- Tumim Stone Capital LLC: /s/ Maier Joshua Tarlow, Maier Joshua Tarlow, Manager of 3i Management LLC, Manager of Tumim Stone Capital LLC (04/23/2026)
- 3i Management LLC: /s/ Maier Joshua Tarlow, Maier Joshua Tarlow, Manager (04/23/2026)
- Maier Joshua Tarlow: /s/ Maier Joshua Tarlow, Maier Joshua Tarlow (04/23/2026)
Comment: Exhibit 1